Exhibit 99.1

Lianluo Smart Announces the Results of 2016 Annual General Meeting

BEIJING, December 20, 2016 - Lianluo Smart Limited (Nasdaq: LLIT) ("Lianluo Smart" or the "Company"), a professional intelligent smart products provider in China, today announced the results of its 2016 annual general meeting of shareholders. The meeting was held at 9:00 p.m. Eastern Standard Time, on Monday December 19, 2016.

A total of 13,067,065 shares were represented in person or by proxy at the Company's 2016 annual general meeting, representing a quorum of approximately 75.48% of the Company's outstanding shares. During the meeting, the shareholders of Lianluo Smart approved all of the following matters submitted to them:

(i)	The shareholders elected Ping Chen to serve as a Class III member of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2019 or until his successor is duly elected and qualified;
(ii)	The shareholders ratified the appointment of HHC, CPA as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and
(iii)	The shareholders approved the transaction of any other business properly coming before the meeting.

About Lianluo Smart Limited

Lianluo Smart Limited is a professional intelligent smart products provider, which develops, markets and sells medical wearable devices, intelligent smart devices and ecosystem platform in China. The medical wearable devices sector’s major products are wearable sleep respiratory devices. It provides medical-grade detection and monitoring to OSA (Obstructive Sleep Apnea) syndrome patients. The smart devices sector is specialized in easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. The smart ecosystem platform interconnects things and things, things and human. Lianluo Smart is endeavoring to become a leading provider of intelligent smart products both in domestic and international markets. More information may be found at http://www.dehaier.com.cn which we use now pending the reservation of the new website.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Lianluo Smart Limited

Mary Li

+86 10-5166-0080 ext. 211

investor@lianluosmart.com